UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 333-268366

ANGKASA-X HOLDINGS CORP.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Island	4899	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

11-06,

Tower A, Ave 3,

Vertical Business Suite,

Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia

(Address of principal executive offices, including zip code)

+(60)3 2148 7170

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The unaudited interim condensed consolidated financial statements for Angkasa-X Holdings Corp. (the “Company”), for the six months ended June 30, 2023 and 2022, are furnished herewith as Exhibit 99.1 to this Form 6-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following “Management’s Discussion and Analysis” in conjunction with the section inclusive of our financial statements and the related notes provided elsewhere in this Form 6-K.

Company Overview

Angkasa-X Holdings Corp. (“Angkasa-X”) is a British Virgin Islands (“BVI”) company incorporated on January 22, 2021, and conduct our businesses in Malaysia through our subsidiaries, namely AngkasaX Sdn. Bhd., Mercu Tekun Sdn. Bhd., AngkasaX Global Sdn. Bhd., AXSpace Sdn. Bhd., together with our Variable Interest Entity (“VIE”) company, AngkasaX Innovation Sdn. Bhd. We control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements.

Through our subsidiary, AngkasaX Innovation Sdn. Bhd., a satellite communication company with the vision of creating a world where connectivity is a basic affordable necessity for the betterment of mankind through two Low Earth Orbit (“LEO”) satellite constellation, A-SEANLINK and A-SEANSAT Satellite Constellation and therefore improve the standard of living and reduce poverty rate for Association of Southeast Asian Nation (“ASEAN”) population living in the rural areas, we plan to provide internet-connectivity by offering Satellite-As-A-Service (“SAAS”) to telecommunication companies or enterprises in Southeast Asia (“ASEAN”) countries where traditional terrestrial fiber network is limited via investing and operating an A-SEANLINK and A-SEANSAT Satellite Constellation.

Our revenue for the six month period ended June 30, 2023 is derived from the provision of design and consultancy services of network topology for satellite transmissions infrastructure and interconnectivity platform and configuration and commissioning services of network equipment and radio transmission platform provided by Mercu Tekun Sdn. Bhd. We have not generated revenue from our Satellite-As-A-Service (“SAAS”) offering.

Results of Operations

Comparison of the Six Months Ended June 30, 2023, and June 30, 2022

Revenue

The revenue decreased by $118,857 or 43.43% to $154,831 during the six-month period ended June 30, 2023 as compared to $273,688 for the six-month period ended June 30, 2022. This was mainly due to the lower recognition from the project with SECM Sdn. Bhd., as the project was near completion in December 2022. The project contributed 63.05% to the revenue during the six-month period ended June 30, 2023, but had contributed 91.56% to the revenue for the six-month period ended June 30, 2022.

Cost of Revenue

The cost of revenue decreased by $89,338 or 60.54% to $58,236 for the six-month period ended June 30, 2023 as compared to $147,574 for the six-month period ended June 30, 2022. The decrease in cost of revenue was mainly due to the decrease in subcontractor costs for the six-month period ended June 30, 2023 as the project with SECM Sdn. Bhd. was near completion in December 2022.

Gross Profit and Gross Profit Margin

Gross profit decreased by $29,519 or 23.41% to $96,595 for the six-month period ended June 30, 2023 as compared to $126,114 for the six-month period ended June 30, 2022. This was in line with the decrease in revenue for the six-month period ended June 30, 2023 as compared to the six-month period ended June 30, 2022. Nonetheless, we had a higher gross profit margin of 62.39% for the six-month period ended June 30, 2023 as compared to 46.08% for the six-month period ended June 30, 2022. The higher margin was a result of a few projects being secured and completed in the first half of 2023 which contributed better margin compared to other projects.

General and Administration Expenses

General and administration expenses increased by $240,390 or 45.60% to $767,522 for the six-month period ended June 30, 2023 as compared to $527,132 for the six-month period ended June 30, 2022. The increase in general and administration expenses was primarily due to an increase in salaries as a result of new staff and directors’ remuneration for the six months period ended June 30, 2023.

Income Tax Expenses

Income tax expenses for the six-month period ended June 30, 2023 and 2022 were nil due to the losses during those periods.

Liquidity and Capital Resource

As of June 30, 2023 and 2022, we had cash and cash equivalents of $123,064 and $110,415, respectively. We had negative operating cash flows due to operating and development activities. We expect increased levels of operating activities going forward, which will result in more significant cash outflows.

The Company has financed its operations since inception from the sale of ordinary shares, capital contributions from shareholders and cash flows from operations. We expect to continue to finance our operations by selling our ordinary shares and by generating income from the sale of our services.

In addition, the Company plans to secure external financing from banks and external investments in the form of issuance of promissory notes.

Cash used in operating activities

For the six-month period ended June 30, 2023 and 2022, net cash used in operating activities were $161,589 and $970,535, respectively. In fiscal year 2023, net cash used in operating activities was mainly the result of net loss, increased in accrued expenses and other payables as well as amount owing to directors. In fiscal year 2022, net cash used in operating activities was mainly the result of net loss as well as decreased in accrued expenses and other payables.

Cash flows from investing activities

For the six-month period ended June 30, 2023 and 2022, net cash used in investing activities was $247,663 and $23,510, respectively which was the result of capital expenditure on plant and equipment.

Cash flows from financing activities

For the six-month period ended June 30, 2023 and 2022, net cash generated from financing activities was $389,991 and $413,270, respectively, which was mainly the result of a shareholder loan in fiscal year 2023 as well as an advance from our director and proceeds from share subscriptions received by our VIE in 2022.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders as of June 30, 2023.

Going Concern Uncertainties

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of June 30, 2023, the Company had net loss, accumulated deficit, current liabilities exceeding current asset and negative operating cash flows. The continuation of the Company as a going concern through June 30, 2023 is dependent upon improving the profitability, the continuing financial support from its shareholders, proceeds from sales of ordinary shares, external financing from banks and external investments in the form of issuance of promissory notes. Management also believes the existing shareholders or external financing as well as revenue generated by offering and advisory services to customers will provide the additional cash needed to meet the Company’s obligations as they become due.

For the avoidance of doubt, the financial statements included herein do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result in the Company not being able to continue as a going concern.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

Critical Accounting Estimate

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

Due to the global sanctions and war between Ukraine and Russia, there has been uncertainty and disruption in the global economy and financial markets. The estimates used for, but not limited to, determining the classification of irredeemable convertible preference share. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this Form 6-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Irredeemable convertible preference share classification (“ICPS”)

The Company have issued “ICPS” which is convertible to ordinary shares of another entity with prescribed condition precedent and term and conditions to be met. The Company has made a reasonable assessment in line with ASC480 through estimate and assumption in recognising “ICPS” either as a liability or equity.

In accordance with ASC480 Distinguishing Liabilities from Equity, if the ICPS met the criteria fall under ASC480-10-25-14 it should be classified as a liability.

The estimates used to determine the classification are based on “solely and predominantly” stated in ASC480-10-25-14, the issuer must or may settle:

a)	by issuing a variable number of its equity shares at a fixed monetary amount known at inception;
b)	variation in something other than the fair value of the issuer’s equity shares; or
c)	variation inversely related to changes in the fair value of the issuer’s equity shares shall be classified as a liability.

This determination requires significant assumptions and judgement. In making this judgement, the Board have reviewed accounting policies and estimate determined by the management. The management also evaluated the reasonableness of the significant assumption and judgement used in making the judgement about the classification of the “ICPS”.

The significant assumptions and judgement made is that Company will be issuing fix number of shares to the holder of the “ICPS”, which eventually being scope out of ASC480 and resulting the “ICPS” be classified as equity. Changes in these significant assumptions and judgement could materially affect the financial statement of the Company.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the six-month periods ended June 30, 2023 and June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angkasa-X Holdings Corp.

Date: May 16, 2024	By:	/s/ Seah Kok Wah
	Name:	Seah Kok Wah
	Title:	Chief Executive Officer and Executive Chairman